DLA Piper LLP (US) 1000 Louisiana Street, Suite 2800 Houston, Texas 77002-5005 www.dlapiper.com Gislar Donnenberg gislar.donnenberg@dlapiper.com T 713.425.8451 F 713.300.6003

May 11, 2018

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:                                         John Reynolds, Assistant Director

Diane Fritz, Staff Accountant

Ethan Horowitz, Accounting Branch Chief

John Hodgin, Petroleum Engineer

Karina Dorin, Staff Attorney

Timothy S. Levenberg, Special Counsel

Re:                                                                             Epsilon Energy Ltd.

Amendment No. 1 to Registration Statement on Form S-4

Filed May 7, 2018

CIK No. 0001726126

Ladies and Gentlemen:

We are writing on behalf of Epsilon Energy Ltd. (the “Company” or “Epsilon”) in response to the May 10, 2018 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-4 which was filed with the Commission on May 7, 2018 (the “Registration Statement”).

The Company is concurrently filing, via EDGAR, this letter and a complete copy of Amendment No. 2 to the Registration Statement (the “Amendment No. 2”).

A marked copy of Amendment No. 2 indicating changes from the Registration Statement is enclosed. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in Amendment No. 2.

Division of Corporation Finance

May 11, 2018

1.                                      We note your response to prior comment 1. Please revise the registration statement to indicate that you will not count any proxy card (in the form) which you distributed on April 12, 2018 for purposes of determining whether the domestication proposal has been approved.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the second page of the “Notice of Special Meeting of Shareholders” and pages 2, 3, and 79 of Amendment No. 2 to indicate that the Company will not count any proxy card in the form distributed on April 12, 2018 for purposes of determining whether the domestication proposal has been approved.

2.                                      In addition, please revise your disclosure to clarify that shareholders should complete and return the new/replacement proxy card which you are including as part of the definitive proxy statement. Use highlighting, notation, or some other means to make clear that this is a new form of proxy card which shareholders should use to vote and to distinguish it visually from the version which you distributed to shareholders on April 12, 2018.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 2 of Exhibit F of Amendment No. 2 to clarify that shareholders should complete and return the replacement proxy card which the Company is including as part of the definitive proxy statement and to make clear with visual distinctions (see the prominent legend on page 1 of Exhibit F) that the current proxy card is a new form which shareholders should use to vote.

United States and Canadian Income Tax Considerations, page 96

3.                                      We note the revised disclosure at page 102 suggesting a change as to your expectations regarding your becoming a USRPHC. However, the disclosure in that paragraph is now internally inconsistent. Please revise the disclosure to clarify.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 102 of Amendment No. 2 to clarify that there can be no assurance that the Company will or will not be a USRPHC in the future.

* * * *

Division of Corporation Finance

May 11, 2018

We and the Company appreciate the Staff’s attention to the review of Amendment No. 1. Please do not hesitate to contact me at tel: (713) 425-8451 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Gislar Donnenberg

Partner

cc:                                Michael Raleigh (Epsilon Energy Ltd.)

B. Lane Bond (Epsilon Energy Ltd.)

Anna Denton (DLA Piper LLP (US))

Rocky Horvath (BDO USA, LLP)